SCHEDULE 14A

(RULE 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

PROXY STATEMENT PURSUANT TO SECTION 14(a) OF

THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1 )

Filed by the Registrant    ☐

Filed by a Party other than the Registrant    ☒

Check the appropriate box:

☒    Preliminary Proxy Statement

☐    Confidential, for Use of the Commission Only (as permitted by

Rule 14a-6(e)(2))

☐    Definitive Proxy Statement

☐    Definitive Additional Materials

☐    Soliciting material Pursuant to Rule 14a-11(c) or Rule 14a-12

RYERSON INC.

(Name of Registrant as Specified In Its Charter)

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

PAYMENT OF FILING FEE (Check the appropriate box):

☒	No fee required.
☐	Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

1)	Title of each class of securities to which transaction applies:
2)	Aggregate number of securities to which transaction applies:
3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):
4)	Proposed maximum aggregate value of transaction:
5)	Total fee paid:

☐	Fee paid previously with preliminary materials.
☐	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

1)	Amount Previously Paid:
2)	Form, Schedule or Registration Statement No.:
3)	Filing Party:
4)	Date Filed:

PRELIMINARY COPY

SUBJECT TO COMPLETION, DATED JULY 5, 2007

Harbinger Capital Partners Master Fund I, Ltd. c/o International Fund Services (Ireland) Limited Third Floor, Bishop’s Square Redmond’s Hill, Dublin 2, Ireland	Harbinger Capital Partners Special Situations Fund, L.P. 555 Madison Avenue, 16th Floor New York, New York 10022

July [    ], 2007

Dear Fellow Stockholders:

Harbinger Capital Partners Master Fund I, Ltd. (the “Master Fund”) and Harbinger Capital Partners Special Situations Fund, L.P. (the “Special Fund” and, together with the Master Fund, the “HCP Funds”), are the beneficial owners of an aggregate of 2,550,000 shares (the “Shares”) of common stock, par value $1.00 (“Common Stock”), of Ryerson Inc., a Delaware corporation (the “Company” or “Ryerson”), representing approximately 9.57% of the issued and outstanding shares of Common Stock as of June 15, 2007 (based on information publicly disclosed by the Company). The HCP Funds are seeking your support at the upcoming 2007 Annual Meeting of Stockholders, which is scheduled to be held on August 23, 2007 at 8:00 a.m., Central Time, at the Conrad Hotel, 521 N. Rush Street, Chicago, Illinois, including any adjournments or postponements thereof and any special meeting that may be called in lieu thereof (the “2007 Annual Meeting”), to take the following actions:

(1)	To elect Keith E. Butler, Eugene I. Davis, Daniel W. Dienst, Richard Kochersperger, Larry J. Liebovich, Gerald Morris and Allen Ritchie to serve as the directors on the Company’s board of directors;

(2)	To vote on the Company’s proposal to ratify the selection of Ernst & Young LLP as the Company’s independent registered public accounting firm for 2007;

(3)	To vote on the Company’s proposal to approve the Ryerson Annual Incentive Plan to qualify performance-based compensation under the Plan as tax-deductible by the Company;

(4)	To approve and adopt a binding resolution to repeal each provision or amendment of the Company’s By-laws adopted by the Company’s board of directors without the approval of the Company’s stockholders subsequent to January 1, 2006 (purportedly the last date of reported changes) and prior to the approval of such resolution;

(5)	To approve and adopt a binding resolution to amend the Company’s By-laws to provide that the Company’s board of directors shall consist of not fewer than six (6) directors nor more than ten (10) directors; and

(6)	To vote in their discretion on such other matters as may properly come before the 2007 Annual Meeting.

The attached proxy statement and the enclosed GREEN proxy card are first being furnished to the stockholders of the Company on or about [            ], 2007.

The Company’s board of directors consists of ten members. If the HCP Nominees are elected, the remaining three seats will be filled by the three nominees who receive the greatest number of votes after the HCP Nominees.

Messrs. Butler, Davis, Dienst, Kochersperger, Liebovich, Morris and Ritchie are each committed to acting in the best interest of the Company’s stockholders and each has consented to being named in this proxy statement and, if elected, to serve as a director on Ryerson’s board of directors. We believe that your voice in the future of Ryerson can best be expressed through, among other things, the election of Messrs. Butler, Davis, Dienst, Kochersperger, Liebovich, Morris and Ritchie at the 2007 Annual Meeting.

ACCORDINGLY, THE HCP FUNDS URGE YOU TO CAREFULLY CONSIDER THE INFORMATION CONTAINED IN THE ATTACHED PROXY STATEMENT AND THEN SUPPORT THE HCP FUNDS’ EFFORTS BY USING THE GREEN PROXY CARD TODAY TO VOTE “FOR” THE ELECTION OF EACH OF OUR NOMINEES AND “FOR” EACH OF THE PROPOSALS DESCRIBED ABOVE.

IF YOUR SHARES ARE HELD IN THE NAME OF A BROKERAGE FIRM, BANK, BANK NOMINEE OR OTHER INSTITUTION ON THE RECORD DATE FOR THE 2007 ANNUAL MEETING, ONLY IT CAN VOTE SUCH SHARES. ACCORDINGLY, PLEASE VOTE YOUR SHARES ACCORDING TO THE VOTING INSTRUCTIONS PROVIDED BY YOUR NOMINEE OR CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND INSTRUCT THAT PERSON TO VOTE ON YOUR BEHALF USING THE GREEN PROXY CARD AS SOON AS POSSIBLE.

IMPORTANT

WE URGE YOU NOT TO SIGN ANY PROXY CARD SENT TO YOU BY THE COMPANY. IF YOU HAVE ALREADY DONE SO, YOU MAY REVOKE YOUR PROXY BEFORE IT IS VOTED AT THE MEETING BY: SUBMITTING A REVOCATION LETTER WITH A LATER DATE THAN YOUR PROXY CARD; DELIVERING A SECOND SIGNED PROXY CARD DATED LATER THAN THE FIRST SIGNED PROXY CARD; VOTING AT A LATER TIME BY TELEPHONE OR THE INTERNET; OR ATTENDING THE ANNUAL MEETING AND VOTING IN PERSON. YOU SHOULD SEND ANY NOTICE OF REVOCATION TO THE CORPORATE SECRETARY OF THE COMPANY AT THE COMPANY’S EXECUTIVE OFFICES LOCATED AT 2621 WEST 15TH PLACE, CHICAGO, ILLINOIS 60608. SEE “QUESTIONS AND ANSWERS ABOUT THIS PROXY SOLICITATION” IN THE ATTACHED PROXY STATEMENT.

If you have any questions or require any assistance with your vote, please contact:

INNISFREE M&A INCORPORATED

CALL TOLL FREE: (888) 750-5834

OR

BANKS AND BROKERS CALL COLLECT: (212) 750-5833

Only holders of record of the Company’s Common Stock or Series A $2.40 Cumulative Convertible Preferred Stock (the “Preferred Stock”) as of the close of business on the record date set by the Company’s board of directors with respect to the 2007 Annual Meeting (the “Record Date”) are entitled to notice of, and to attend and to vote at, the 2007 Annual Meeting. As of the date of this document, the Company has not yet publicly announced the Record Date. For the number of shares of Common Stock and Preferred Stock issued and outstanding on the Record Date, please see the Company’s definitive proxy statement when filed with the Securities and Exchange Commission. Stockholders of record at the close of business on the Record Date will be entitled to one vote at the 2007 Annual Meeting for each share of Common Stock or Preferred Stock held on the Record Date.

SEND THE RYERSON’S BOARD OF DIRECTORS A MESSAGE IT CAN’T IGNORE!

Thank you for your support.

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

PRELIMINARY COPY

SUBJECT TO COMPLETION, DATED JULY 5, 2007

PROXY STATEMENT

OF

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

2007 ANNUAL MEETING OF STOCKHOLDERS

OF

RYERSON INC.

This proxy statement and the enclosed GREEN proxy card are being furnished to you, the stockholders of Ryerson Inc., a Delaware corporation (the “Company” or “Ryerson”), by Harbinger Capital Partners Master Fund I, Ltd., a corporation formed under the laws of the Cayman Islands (the “Master Fund”), and Harbinger Capital Partners Special Situations Fund, L.P., a limited partnership formed under the laws of Delaware (the “Special Fund” and, together with the Master Fund, the “HCP Funds”), each a stockholder of record of the Company, in connection with the solicitation of proxies from the Company’s stockholders to be used at the 2007 Annual Meeting of stockholders, including any adjournments or postponements thereof and any special meeting that may be called in lieu thereof (the “2007 Annual Meeting”). The 2007 Annual Meeting is scheduled to be held on August 23, 2007 at 8:00 a.m., Central Time, at the Conrad Hotel, 521 N. Rush Street, Chicago, Illinois. The principal executive offices of the Company are located at 2621 West 15th Place, Chicago, Illinois 60608 (Telephone: (773) 762-2121).

This proxy statement and the GREEN proxy card are first being furnished to the Company’s stockholders on or about [                    ], 2007. Stockholders who are record holders of common stock, par value $0.01 per share (“Common Stock”), of the Company, or Series A $2.40 Cumulative Convertible Preferred Stock (the “Preferred Stock”), of the Company, at the close of business on the record date set by the Company’s board of directors with respect to the 2007 Annual Meeting (the “Record Date”) will be entitled to vote at the 2007 Annual Meeting. As of the date of this document, the Company has not yet publicly announced the Record Date. For the number of shares of Common Stock and Preferred Stock issued and outstanding as of the Record Date and entitled to vote at the 2007 Annual Meeting, please see the Company’s definitive proxy statement when filed with the Securities and Exchange Commission.

This proxy statement and the enclosed GREEN proxy card are being furnished to the Company’s stockholders by the HCP Funds and certain of its affiliates and associates in connection with the solicitation of proxies for the following:

(1)	To vote “FOR” the election of Keith E. Butler, Eugene I. Davis, Daniel W. Dienst, Richard Kochersperger, Larry J. Liebovich, Gerald Morris and Allen Ritchie (the “HCP Nominees”) to serve as directors on the Company’s board of directors;

(2)	To vote “FOR” the Company’s proposal to ratify the selection of Ernst & Young LLP as the Company’s independent registered public accounting firm for 2007;

(3)	To vote “FOR” the Company’s proposal to approve the Ryerson Annual Incentive Plan to qualify performance-based compensation under the Plan as tax-deductible by the Company;

(4)	To vote “FOR” approving and adopting a binding resolution to repeal each provision or amendment of the Company’s By-laws adopted by the Company’s board of directors without the approval of the Company’s stockholders subsequent to January 1, 2006 (purportedly the last date of reported changes) and prior to the approval of such resolution;

(5)	To vote “FOR” approving and adopting a binding resolution to amend the Company’s By-laws to provide that the Company’s board of directors shall consist of not fewer than six (6) directors nor more than ten (10) directors; and

(6)	To grant to the proxy holders discretion to vote on all other matters as may properly come before the 2007 Annual Meeting.

THIS SOLICITATION IS BEING MADE BY THE HCP FUNDS AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OR MANAGEMENT OF THE COMPANY.

The HCP Funds are the beneficial owners of 2,550,000 shares of Common Stock in the aggregate, representing approximately 9.57% of the shares of Common Stock issued and outstanding as of June 15, 2007 (based on information) disclosed in Company’s preliminary proxy statement filed with the Securities and Exchange Commission on June 19, 2007 (the “Ryerson Proxy Statement”). Neither HCP Fund is the beneficial owner of any Preferred Stock. The HCP Funds intend to vote all of their shares of Common Stock: (1) ”FOR” the election of the HCP Nominees, (2) “FOR” the Company’s proposal to ratify the selection of Ernst & Young LLP as the Company’s independent registered public accounting firm for 2007, (3) “FOR” the Company’s proposal to approve the Ryerson Annual Incentive Plan to qualify performance-based compensation under the Plan as tax-deductible by the Company, (4) ”FOR” the approval and adoption of a binding resolution to repeal each provision or amendment of the Company’s By-laws adopted by the Company’s board of directors without the approval of the Company’s stockholders subsequent to January 1, 2006 (purportedly the last date of reported changes) and prior to the approval of such resolution and (5) ”FOR” the approval and adoption of a binding resolution to amend the Company’s By-laws to provide that the Company’s board of directors shall consist of not fewer than six (6) directors nor more than ten (10) directors.

The Master Fund is the direct record owner of 1,000 shares of Common Stock and is the beneficial owner of an additional 2,499,000 shares of Common Stock held in street name. The Special Fund is the direct record owner of 1,000 shares of Common Stock and is the beneficial owner of an additional 49,000 shares of Common Stock held in street name. In addition, (i) Harbinger Capital Partners Offshore Manager, L.L.C. (“Harbinger Manager”), the investment manager of the Master Fund, and HMC Investors, L.L.C., the managing member of Harbinger Manager (“HMC Investors”) may be deemed to beneficially own shares held by the Master Fund, (ii) Harbinger Capital Partners Special Situations GP, LLC, the general partner of the Special Fund (“HCPSS”), and HMC—New York, Inc., the managing member of HCPSS (“HMCNY”), may be deemed to beneficially own shares held by the Special Fund and (iii) Harbert Management Corporation (“HMC”), the managing member of HMC Investors and the parent of HMCNY, Philip A. Falcone, a stockholder of HMC and the portfolio manager of the Master Fund and the Special Fund, Raymond J. Harbert, a stockholder of HMC, and Michael D. Luce, a stockholder of HMC (each of the Master Fund, Harbinger Manager, HMC Investors, HMC, Special Fund, HCPSS, HMCNY, Philip A. Falcone, Raymond J. Harbert and Michael D. Luce are collectively referred to herein as the “Harbinger Persons”) may be deemed to beneficially own shares held by the Master Fund and the Special Fund.

The solicitation outlined in this proxy statement is being made by the HCP Funds. The Harbinger Persons and the HCP Nominees comprise the participants in the solicitation described in this proxy statement. Information concerning the Harbinger Persons and the HCP Nominees is provided in this proxy statement under the headings “BACKGROUND OF THE HCP NOMINEES”, “OTHER INFORMATION ABOUT THE HCP NOMINEES AND THE HCP FUNDS” and “ADDITIONAL INFORMATION” and in Annex A to this proxy statement. All information relating to any person other than the HCP Nominees or the Harbinger Persons is given only to the knowledge of the HCP Funds.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements. These statements may be identified by the use of forward-looking terminology such as the words “expects,” “intends,” “believes,” “anticipates” and other terms with similar meaning indicating possible future events or actions or potential impact on the business or stockholders of the Company. These forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties that could cause actual results to differ materially. These risks and uncertainties include, among others, the ability to successfully solicit sufficient proxies to elect the Harbinger nominees to the Company’s board of directors, the ability of the Harbinger nominees to influence the management of the Company and to improve the operating performance of the Company, and risk factors associated with the business of the Company, as described in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, and in other periodic reports of the Company, which are available at no charge at the website of the Securities and Exchange Commission at http://www.sec.gov. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results.

QUESTIONS AND ANSWERS ABOUT THIS PROXY SOLICITATION

Why am I being asked to vote?

You are being asked to vote:

(1)	to elect seven independent directors to the Company’s board of directors as further described in this proxy statement under the heading “PROPOSAL 1: ELECTION OF THE HCP NOMINEES TO THE BOARD OF DIRECTORS”;

(2)	on the Company’s proposal to ratify the selection of Ernst & Young LLP as the Company’s independent registered public accounting firm for 2007 as further described in this proxy statement under the heading “PROPOSAL 2: RATIFICATION OF SELECTION OF INDEPENDENT ACCOUNTING FIRM”;

(3)	on the Company’s proposal to approve the Ryerson Annual Incentive Plan to qualify performance-based compensation under the Plan as tax-deductible by the Company as further described in this proxy statement under the heading “PROPOSAL 3: APPROVAL OF THE RYERSON ANNUAL INCENTIVE PLAN”;

(4)	on the HCP Funds’ proposal regarding By-law provisions and amendments as further described in this proxy statement under the heading “PROPOSAL 4: THE HCP FUNDS’ PROPOSAL TO REPEAL CERTAIN AMENDMENTS TO THE COMPANY’S BY-LAWS”;

(5)	on the HCP Funds’ proposal regarding the number of directors on the Company’s board of directors as described in this proxy statement under the heading “PROPOSAL 5: THE HCP FUNDS’ PROPOSAL TO FIX THE NUMBER OF DIRECTORS OF THE COMPANY; and

(6)	to grant to the proxy holders discretion to vote on all other matters as may properly come before the 2007 annual meeting.

What is the recommendation of the HCP Funds?

The HCP Funds recommend you vote using the GREEN proxy card:

(1)	“FOR” the election of Keith E. Butler, Eugene I. Davis, Daniel W. Dienst, Richard Kochersperger, Larry J. Liebovich, Gerald Morris and Allen Ritchie to serve as directors on the Company’s board of directors;

(2)	“FOR” the Company’s proposal to ratify the selection of Ernst & Young LLP as the Company’s independent registered public accounting firm for 2007;

(3)	“FOR” the Company’s proposal to approve the Ryerson Annual Incentive Plan to qualify performance-based compensation under the Plan as tax-deductible by the Company;

(4)	“FOR” approving and adopting a binding resolution to repeal each provision or amendment of the Company’s By-laws adopted by the Company’s board of directors without the approval of the Company’s stockholders subsequent to January 1, 2006 (purportedly the last date of reported changes) and prior to the approval of such resolution; and

(5)	“FOR” approving and adopting a binding resolution to amend the Company’s By-laws to provide that the Company’s board of directors shall consist of not fewer than six (6) directors nor more than ten (10) directors.

What do I need to do now?

This proxy statement contains important information about the HCP Funds and the HCP Nominees. We urge you to read this proxy statement carefully, including its annexes. After carefully reading and considering the information set forth herein, please vote your shares of Common Stock and Preferred Stock owned on the Record Date, or provide proper voting instructions with respect to such shares to your broker or other nominee as soon as possible so that your shares will be represented at the 2007 Annual Meeting.

Who may vote?

Stockholders of the Company, as recorded in the Company’s stock register at the close of business on the Record Date, may vote at the 2007 Annual Meeting.

How many shares are outstanding?

As of the date of this document, the Company has not yet publicly announced the Record Date. For the number of shares of Common Stock and Preferred Stock issued and outstanding on the Record Date, please see the Company’s definitive proxy statement when filed with the Securities and Exchange Commission. All shares vote together without regard to class on the matters expected to be voted upon at the 2007 Annual Meeting.

Who may attend the 2007 Annual Meeting?

All stockholders as of the Record Date may attend the 2007 Annual Meeting. According to the Ryerson Proxy Statement, Stockholders will be admitted to the 2007 Annual Meeting beginning at 7:30 a.m., Chicago time. Stockholders will need to present proof of ownership of Ryerson stock, such as a bank or brokerage account statement, and a form of personal identification to be admitted to the 2007 Annual Meeting. According to the Ryerson Proxy Statement, no cameras, recording equipment, electronic devices, large bags, briefcases or packages will be permitted in the Annual Meeting.

How do I Vote?

You can vote in person at the meeting or you can vote by proxy, by telephone, on the Internet or by mail as described below. We recommend that you vote by proxy, even if you plan to attend the 2007 Annual Meeting. Your vote is critical to establish a quorum for the meeting. You can change your vote prior to or, if you are a record holder or have a “legal proxy,” by voting at the 2007 Annual Meeting.

How do proxies work?

The HCP Funds are asking you to appoint Lawrence M. Clark, Jr., John McCullough and Ritwik Chatterjee as your proxy holders to vote your shares at the 2007 Annual Meeting. You make this appointment by voting the enclosed GREEN proxy card or by using one of the voting methods described below. Giving us your proxy means you authorize the proxy holders to vote your shares at the 2007 Annual Meeting, according to the directions you provide. You may vote for all, some, or none of our director candidates. You also may vote for or against the other voting proposals, or abstain from voting.

Unless you indicate otherwise on the GREEN proxy card or through the telephone or Internet voting procedures, you also authorize your proxy holders to vote your shares on any matters not known by the HCP Funds at the time this Proxy Statement was printed and that, under the Company’s By-Laws, may be properly presented for action at the 2007 Annual Meeting.

What votes are required?

Proposal 1—Election of the HCP Nominees to the Board of Directors

Each outstanding share of the Company’s stock is entitled to one vote for as many separate nominees as there are directors to be elected. The director candidates who receive the most votes will be elected to fill the available seats on the Company’s board of directors. If you do not wish your shares to be voted for a particular nominee on the enclosed GREEN proxy card, you may withhold your vote as provided on the proxy form or withhold authority as prompted during the telephone or Internet voting instructions. The HCP Funds recommend that you vote “FOR” the election of each of the HCP Nominees for director.

Proposal 2—Ratification of Selection of Independent Accounting Firm

Ratification of the appointment of Ernst & Young LLP to audit the Company’s financial statements for 2007 requires the favorable vote of a majority of the shares present at the meeting (in person or by proxy) and entitled to vote. The HCP Funds recommend that you vote “FOR” this proposal.

Proposal 3—Approval of Ryerson Annual Incentive Plan

Approval of the Ryerson Annual Incentive Plan, in order to qualify performance-based compensation under the Plan as tax-deductible by the Company, requires the affirmative vote of a majority of the shares present at the meeting (in person or by proxy) and entitled to vote. The HCP Funds recommend that you vote “FOR” this proposal.

Proposal 4—The HCP Funds’ Proposal to Repeal Certain Amendments to the Company’s By-Laws

Adoption of the HCP Funds’ proposal approving and adopting a binding resolution to repeal each provision or amendment of the Company’s By-laws adopted by the Company’s board of directors without the approval of the Company’s stockholders subsequent to January 1, 2006 (purportedly the last date of reported changes) and prior to the approval of such resolution, requires the affirmative vote of a majority of the shares present at the meeting (in person or by proxy) and entitled to vote. According to the Ryerson Proxy Statement, the Company’s board of directors is recommending that stockholders vote against this proposal, because no provisions of or amendments to the Company’s By-laws have been adopted by the board of directors without the approval of the Company’s stockholders subsequent to January 1, 2006. The HCP Funds urge you to vote “FOR” this proposal, as the incumbent board of directors may amend the Company’s By-laws at any time prior to August, 23, 2007, the date of the 2007 Annual Meeting.

Proposal 5—The HCP Funds’ Proposal to Fix the Number of Directors of the Company

Adoption of the HCP Funds’ proposal approving and adopting a binding resolution to amend the Company’s By-laws to provide that the Company’s board of directors shall consist of not fewer than six (6) directors nor more than ten (10) directors requires the affirmative vote of a majority of the shares present at the meeting (in person or by proxy) and entitled to vote. According to the Ryerson Proxy Statement, the Company’s board of directors is recommending that stockholders vote against this proposal. However, the HCP Funds urge you to vote “FOR” this proposal in order to ensure that the HCP Nominees will constitute a majority of the Company’s board of directors and that the existing management and Board members are not able to avoid this outcome by increasing the size of the Board.

If I vote using the GREEN proxy card, will I have the opportunity to vote for the remaining three seats on the Company’s board of directors?

The GREEN proxy card will not authorize the proxy holders to vote for any nominees to the Company’s board of directors other than the HCP Nominees. However, if you chose to attend the 2007 Annual Meeting and vote in person, you may vote for the seven HCP Nominees as well as for any other nominees to fill the remaining three board seats.

If the seven HCP Nominees are elected to the Company’s board of directors, who will fill the remaining three seats on the board?

If the HCP Nominees are elected, the remaining three seats will be filled by the three nominees who receive the greatest number of votes after the HCP Nominees. There can be no assurance that, if elected, such other three individuals would agree to remain on the board of directors. The HCP Funds do not have any current plans for filling any vacancy that might result from any such individual electing not to remain on the Company’s board of directors. If that were to occur, the resulting board of directors would have the option of either filling the remaining seats with individuals selected by the board or to reduce the size of the board to eliminate the vacant seats.

What is a quorum?

In order to have a valid meeting and election, and to carry out the business of a stockholder meeting, the Company must normally have a quorum of shares attending in person or by proxy. However, in connection with certain litigation initiated by the HCP Funds to compel the Company to hold the 2007 Annual Meeting, as described below, the Court of Chancery of the State of Delaware in and for New Castle County has ordered that the shares of stock represented at the 2007 Annual Meeting, either in person or by proxy, and entitled to vote at such meeting, will constitute a quorum for purposes of the 2007 Annual Meeting, notwithstanding any contrary provision in the Company’s By-laws or Certificate of Incorporation.

What happens if I abstain from voting?

If you give instructions to abstain from voting, your shares will count towards a quorum but will not be voted on any matter. Abstentions will have no effect on the outcome of the vote on Item 1 above. Abstentions will have the same effect as a vote against Items 2, 3, 4 and 5 above.

What happens if I fail to instruct my broker?

If you hold your shares in street name through a broker, bank or other custodian, only it can vote your shares, and only upon your specific instruction. Because this is a “contested” meeting, if you fail to instruct your broker on how to vote your shares, your broker will not be able to vote your shares and those shares will have no effect on the outcome of the vote.

How do I vote my shares?

Voting shares you own directly and through BuyDIRECTSM

If your shares are held in your name, you can vote by proxy as follows:

•	By telephone: Use the toll-free number listed on the GREEN proxy card. Easy-to-follow voice prompts allow you to vote your shares and confirm that your instructions have been properly received.

•	By Internet: The website for Internet voting is listed on the GREEN proxy card. Internet voting allows you to confirm that your instructions have been followed.

•	By mail: Sign, date and return your GREEN proxy card in the enclosed pre-addressed, postage-paid envelope.

The telephone and Internet voting procedures use a control number that appears on your GREEN proxy card to authenticate you as a stockholder of record and to allow you to confirm that your voting instructions have been correctly recorded. If you vote by Internet or telephone, you do not need to return the GREEN proxy card.

Your proxy voting instructions, whether by Internet, telephone or mail, cover all shares registered in your name, including shares you hold in your BuyDIRECTSM account. According to the Ryerson Proxy Statement, BuyDIRECTSM is the direct purchase and sale plan for Ryerson shares sponsored by The Bank of New York, the transfer agent and recordkeeper for Ryerson’s stock. Your shares in the BuyDIRECTSM program will be voted only if and in the same way as you vote the shares you hold in your name. If you are not a stockholder of record, The Bank of New York will vote your shares in the BuyDIRECTSM program only as you instruct.

How do I vote shares I hold through a nominee?

If you hold shares through someone else, such as a stockbroker, bank or nominee, you will receive voting material from that firm. You can complete the firm’s GREEN voting form and return it as requested by the firm. If the firm offers Internet or telephone voting, the voting form will contain instructions on how to access those voting methods.

If you hold your shares in a stock brokerage account or by a bank or other nominee, you will not be able to vote in person at the 2007 Annual Meeting unless you have previously requested and obtained a “legal proxy” from your broker, bank or other nominee and present it at the 2007 Annual Meeting.

What happens if I return a signed proxy without voting instructions?

If you do return a signed GREEN proxy card without providing voting instructions, your shares will be voted: (1) “FOR” the election of the HCP Nominees, (2) “FOR” the Company’s proposal to ratify the selection of Ernst & Young LLP as the Company’s independent registered public accounting firm for 2007, (3) “FOR” the Company’s proposal to approve the Ryerson Annual Incentive Plan to qualify performance-based compensation under the Plan as tax-deductible by the Company, (4) “FOR” the approval and adoption of a binding resolution to repeal each provision or amendment of the Company’s By-laws adopted by the Company’s board of directors without the approval of the Company’s stockholders subsequent to January 1, 2006 (purportedly the last date of reported changes) and prior to the approval of such resolution and (5) “FOR” the approval and adoption of a binding resolution to amend the Company’s By-laws to provide that the Company’s board of directors shall consist of not fewer than six (6) directors nor more than ten (10) directors.

How do I revoke a proxy?

You may revoke your proxy before it is voted at the meeting by:

•	submitting a revocation letter with a later date than your proxy card;

•	delivering a second signed proxy card dated later than the first signed proxy card;

•	voting at a later time by telephone or the Internet; or

•	attending the 2007 Annual Meeting and voting in person.

If you are a street name stockholder, and you vote by proxy, you may later revoke your proxy instructions by informing the holder of record in accordance with that holder’s procedures.

What do I do if I receive a white proxy card from the Company?

Proxies on the white proxy card are being solicited by the Company’s board of directors. If you submit a proxy to us by signing and returning the enclosed GREEN proxy card, do not sign or return the white proxy card or follow any voting instructions provided by the Company’s board of directors unless you intend to change your vote, because only your latest-dated proxy will be counted at the 2007 Annual Meeting.

If you have already sent a white proxy card to the Company, you may revoke it and vote “FOR” the HCP Funds’ proposals described in this proxy statement by signing, dating and returning the enclosed GREEN proxy card or by voting by telephone or the Internet as described on the GREEN proxy card.

Should I submit a proxy if I plan to attend the 2007 Annual Meeting?

Whether you plan to attend the 2007 Annual Meeting or not, we urge you to sign, date and return a GREEN proxy card or vote by telephone or the Internet as described on the GREEN proxy card. Returning the enclosed GREEN proxy card by mail or by telephone or the Internet, will not affect your right to attend the 2007 Annual Meeting and vote in person.

Who will count the votes and is my vote confidential?

According to the Ryerson Proxy Statement, at the 2007 Annual Meeting, IVS Associates, Inc., Newark, Delaware will count the votes. Its officers or employees will serve as inspectors of election. There will not be confidential voting at the 2007 Annual Meeting.

Will any other matters be considered at the 2007 Annual Meeting?

The HCP Funds do not know of any other matter that will be presented for consideration at the Annual Meeting. If any other matter does properly come before the Annual Meeting, your proxy holders will vote in their discretion on such matter.

Certain Legal Proceedings

On June 11, 2007, the HCP Funds filed a complaint against the Company in the Court of Chancery of the State of Delaware in and for New Castle County (the “Court”). The complaint sought to compel the Company to hold the 2007 Annual Meeting. Under Section 211 of the Delaware General Corporation Law, any stockholder may petition the court to compel that an annual meeting of stockholders be conducted if a company fails to hold an annual meeting or take action by written consent to elect directors for a period of 13 months after its last annual meeting. The complaint requested that the Court enter an order (i) summarily directing that the Company hold the 2007 Annual Meeting on a date certain no later than 45 days after the order and setting the record date on which those stockholders entitled to vote would be determined, (ii) stating that the shares of stock represented at the Court-scheduled 2007 Annual Meeting, either in person or by proxy, would constitute a quorum under the Company’s By-laws or Certificate of Incorporation, (iii) awarding the plaintiffs their costs and expenses in bringing the action, including reasonable attorney fees and (iv) granting such additional relief as the Court deemed just and equitable.

On June 13, 2007, two days after the HCP Funds filed their complaint, the Company issued a press release announcing that the Ryerson Board had set August 23, 2007 as the date for the 2007 Annual Meeting.

On June 25, 2007, at the request of the HCP Funds and with the consent of the Company, the Court entered an order and final judgment ordering (i) that the Company hold the 2007 Annual Meeting no later than Thursday, August 23, 2007 and (ii) that the shares of stock represented at the 2007 Annual Meeting, either in person or by proxy, and entitled to vote at such meeting, will constitute a quorum for purposes of the 2007 Annual Meeting, notwithstanding any contrary provision in the Company’s By-laws or Certificate of Incorporation.

Who can help answer my questions?

If you would like additional copies of this document, would like to ask any additional questions, or need assistance voting your GREEN proxy card, please contact our proxy solicitor:

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501 MADISON AVENUE, 20TH FLOOR

NEW YORK, NEW YORK 10022

STOCKHOLDERS CALL TOLL FREE: (888) 750-5834

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BANKS AND BROKERS CALL COLLECT: (212) 750-5833

BACKGROUND TO THE SOLICITATION

The HCP Funds believe that the Company’s current board of directors lacks the specific qualifications necessary for leveraging the value drivers within the metals service center industry that would create acceptable shareholder returns. The HCP Funds believe that the HCP Nominees together form an experienced and entrepreneurial team that intends to focus on guiding senior management toward delivering cost and operating efficiency and profitability at Ryerson.

The HCP Funds initially acquired their shares of Common Stock because they believe that the shares represent an attractive investment. The HCP Funds and the other Harbinger Persons (as defined below) initially reported their investment on a Schedule 13G on November 27, 2006. Following that filing, the Harbinger Persons grew increasingly concerned that the board of directors and senior management of the Company had not been appropriately vigilant in their management of the Company, particularly with respect to its lack of focus on profitability and the management of inventory. On December 13, 2006, the Harbinger Persons filed a Schedule 13D with respect to their investment in the Shares.

In their Schedule 13D, the Harbinger Persons disclosed that they were considering a range of actions by which they might be able to encourage the Company to improve its performance. The Harbinger Persons further disclosed, among other matters, that such activities might include taking a position (including by contacting management and other stockholders of the Company) with respect to potential changes in the operations, management, or capital structure of the Company as a means of enhancing stockholder value, and that the Harbinger Persons were also considering nominating one or more persons for election to the Company’s board of directors at the Company’s next annual meeting of stockholders.

Subsequent to the filing of the Schedule 13D, the HCP Funds determined that nominating the HCP Nominees for election to the Company’s board, and submitting the related proposals included in this proxy statement, represented the most appropriate course of action to enhance stockholder value.

On January 2, 2007, the HCP Funds sent a notice to the corporate secretary of the Company, in accordance with the Company’s By-laws and applicable law, advising of their intent to nominate the HCP Nominees to the Company’s board of directors, and to present the proposals described below, at the 2007 Annual Meeting.

Also on that date, the HCP Funds issued a press release announcing their actions. In their press release, the HCP Funds explained that they had become increasingly concerned that the Company’s board of directors and senior management had demonstrated a lack of focus on profitability and management of inventory, and that they believed the Company’s current board of directors had not fulfilled its responsibility to enhance value for stockholders. In particular, the HCP Funds noted their belief that the current board of directors and senior management team had failed to adequately execute the Company’s strategy and that the board lacked the necessary experience in the metals service center industry and had provided insufficient oversight of the Company’s management team. The HCP Funds noted, based on publicly available information, that Ryerson had consistently underperformed its industry peers by a variety of key performance metrics, including gross, operating and net margins, and that peer companies had consistently turned inventory more rapidly than Ryerson.

Later on January 2, 2007, the Company issued a press release stating that the HCP Funds’ notice had been forwarded to its Board of Directors and the Nominating and Governance Committee of the Board of Directors for review.

On February 12, 2007, upon learning that members of the Company’s management were planning meetings in New York with stockholders of the Company, a representative of the HCP Funds requested a meeting. On February 15, representatives of the HCP Funds met with members of the Company’s management in New York. The HCP Funds’ representatives expressed an interest in hearing management’s detailed plans for improving the Company’s performance on such critical metrics as gross margins and inventory management. In response, management reviewed, in very general terms, the same initiatives and goals for the near and longer terms that had been outlined in previous shareholder presentations. The meeting concluded with HCP Funds’ representatives expressing their continuing dissatisfaction with both the Company’s performance and the lack of meaningful detail in management’s turnaround plan that would permit stockholders to evaluate management’s goals and track progress.

On February 14, 2007, in connection with its announcement of the Company’s fourth quarter 2006 and year end 2006 results, the Company announced that it would oppose the HCP Funds’ efforts to obtain control of the Company’s Board and that the Board of Directors had retained UBS Investment Bank as its financial advisor to assist in comparing the Company’s existing plan with other strategic alternatives.

On March 6, 2007, the Company issued a press release announcing that it was postponing the 2007 Annual Meeting, which it stated had originally been scheduled for May 11, 2007, in order to continue its review of strategic alternatives. Later that day, the HCP Funds issued a press release expressing their disappointment over the decision to delay the 2007 Annual Meeting and asserting that stockholders deserved an opportunity to be heard at the earliest possible date and to vote for directors with the experience necessary to drive performance.

On May 14, 2007, following the Company’s announcement of first quarter 2007 results, in which the Company failed to provide any substantive information regarding the status of the Company’s review of strategic alternatives or of the timetable for holding the 2007 Annual Meeting, Lawrence M. Clark, Jr. of the HCP Funds sent the following letter to Neil Novich, Chairman, President and Chief Executive Officer of the Company:

May 14, 2007

Neil S. Novich

Chairman, President, and Chief Executive Officer

Ryerson Inc.

2621 West 15th Place

Chicago, IL 60608

Dear Neil:

I am writing this letter on behalf of Harbinger Capital Partners Master Fund I, Ltd. and Harbinger Capital Partners Special Situations Fund, L.P. I am writing to express our ongoing concern over the performance of Ryerson and the continued delay of the company’s annual meeting, and to reiterate our continued belief that real improvement will come only with a change in leadership at the Board level that can effectively focus Ryerson’s management team on the execution of its business plan.

Having reviewed the company’s first quarter 2007 earnings announcement, I note that Ryerson continues to lag behind its most comparable competitors in key metrics including inventory turns and EBITDA margins. Even in a quarter with relatively strong earnings, Ryerson only managed inventory turns of 3.7x in the first quarter compared to Reliance Steel & Aluminum Co., which has reported first quarter inventory turns of 4.5x. In the same quarter, Ryerson’s EBITDA margin of 4.9% was less than half that of Reliance, which came in with a first quarter EBITDA margin of 11.8%.

The company’s continued underperformance calls for decisive action. By delaying indefinitely the company’s annual meeting, the Board has thus far denied the shareholders the opportunity to take that action. While we are aware that the Board of Directors has initiated a process to review strategic alternatives and certainly do not wish to interfere with that process if it will lead to enhanced shareholder value, we will not wait indefinitely. Two months have elapsed since the company delayed its annual meeting yet the Board has provided no indications of progress on how the review process is progressing. We will continue to review all options at our disposal, including appropriate legal action, to see that, one way or another, the shareholders are permitted to express their desires for the future of this company.

I would be happy to discuss these matters further with you at your convenience. I look forward to hearing from you.

Very truly yours,

Lawrence M. Clark, Jr.

On June 11, 2007, the HCP Funds filed a complaint against the Company in the Court of Chancery of the State of Delaware in and for New Castle County. The complaint sought to compel the Company to hold the 2007 Annual Meeting. Under Section 211 of the Delaware General Corporation Law, any stockholder may petition the court to compel that an annual meeting of stockholders be conducted if a company fails to hold an annual meeting or take action by written consent to elect directors for a period of 13 months after its last annual meeting. The complaint requested that the Court enter an order (i) summarily directing that the Company hold the 2007 Annual Meeting on a date certain no later than 45 days after the order and setting the record date on which those stockholders entitled to vote would be determined, (ii) stating that the shares of stock represented at the Court-scheduled 2007 Annual Meeting, either in person or by proxy, would constitute a quorum under the Company’s By-laws or Certificate of Incorporation, (iii) awarding the plaintiffs their costs and expenses in bringing the action, including reasonable attorney fees and (iv) granting such additional relief as the Court deemed just and equitable.

On June 13, 2007, two days after the HCP Funds filed their complaint, the Company issued a press release announcing that the Board had set August 23, 2007 as the date for the 2007 Annual Meeting. Following such announcement, the HCP Funds determined to seek an order of the Court to ensure that the 2007 Annual Meeting would not be further delayed.

On June 18, 2007, the Company announced that, as the date of the 2007 Annual Meeting has been changed by more than 30 days from the date of the Company’s 2006 annual meeting, the deadline for receipt of stockholder proposals for inclusion in the Company’s proxy statement and form of proxy for the 2007 annual meeting pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) had been set at July 2, 2007, and that the date for stockholder proposals made outside of Rule 14a-8 under the Exchange Act to be considered timely within the meaning of the Company’s By-laws and Rule 14a-4(c) of the Exchange Act had been set at June 28, 2007.

On June 25, 2007, at the request of the HCP Funds and with the consent of the Company, the Court entered an order and final judgment ordering (i) that the Company hold the 2007 Annual Meeting no later than Thursday, August 23, 2007 and (ii) that the shares of stock represented at the 2007 Annual Meeting, either in person or by proxy, and entitled to vote at such meeting, will constitute a quorum for purposes of the 2007 Annual Meeting, notwithstanding any contrary provision in the Company’s By-laws or Certificate of Incorporation.

On June 27, 2007, in light of the revised deadlines for submissions of stockholder proposals, the HCP Funds resubmitted their nominations of the HCP Nominees and the proposals described in this proxy statement, notwithstanding the earlier submission made in accordance with the Company’s By-laws and applicable law.

PROPOSAL 1: ELECTION OF THE HCP NOMINEES TO

THE BOARD OF DIRECTORS

The HCP Funds propose that the Company’s stockholders elect Keith E. Butler, Eugene I. Davis, Daniel W. Dienst, Richard Kochersperger, Larry J. Liebovich, Gerald Morris and Allen Ritchie as the directors of the Company at the 2007 Annual Meeting. Each of the HCP Nominees, if elected, would hold office for a term ending at the annual meeting (or special meeting in lieu thereof) of stockholders for the year 2008 or until a successor has been duly elected and qualified.

The Company’s board of directors consists of ten members. If the HCP Nominees are elected, the remaining three seats will be filled by the three nominees who receive the greatest number of votes after the HCP Nominees.

Background of the HCP Nominees

The following table sets forth the name, age, present principal occupation, business and residential address, and business experience for the past five years and certain other information with respect to the HCP Nominees. This information has been furnished to the HCP Funds by the HCP Nominees.

Name, Age and Business and Residential Address	Principal Occupation or Employment During the Last Five Years; Public Company Directorships

Keith E. Butler (Age 53) Business Address: 71 Murray Street, 8th Floor New York, NY 10007

Mr. Butler is the sole owner of BCS Placements, LLC, an NASD registered broker dealer that focuses on raising private equity from institutional investors. Prior to launching BCS, Mr. Butler worked as an investment banker for more than 20 years. His firms included Alex.Brown, PaineWebber and, until the end of 2003, UBS. Mr. Butler’s focus was on the transportation sector (air, shipping and rail), including the financing of freighter aircraft. Before PaineWebber merged with UBS, Mr. Butler was a Managing Director at PaineWebber, where he launched and built the first structured finance product group for transportation assets, and Alex.Brown, where he initiated the transportation debt practice.

Mr. Butler is a member of the Board, and a member of the Audit Committee, of Atlas Air Worldwide Holdings, Inc.

Mr. Butler graduated from Harvard College and received a master’s degree in business administration from Harvard Business School.

Name, Age and Business and Residential Address	Principal Occupation or Employment During the Last Five Years; Public Company Directorships

Eugene I. Davis (Age 52) Business Address: 5 Canoe Brook Drive Livingston, NJ 07039

Mr. Davis is the Chairman and Chief Executive Officer of PIRINATE Consulting Group, LLC, a privately held consulting firm specializing in turn-around management, merger and acquisition consulting, proxy contests and strategic planning advisory services for domestic and international public and private business entities. Since forming PIRINATE in 1997, Mr. Davis has advised, managed, sold, liquidated and/or acted in an executive capacity for a number of businesses, including companies operating in the metals, transportation and logistics sectors. Mr. Davis served as Chief Restructuring Officer of RBX Industries, Inc. from January to September 2001 and as Chairman and Chief Executive Officer from September 2001 until 2004. Mr. Davis has served as Chief Executive Officer of Golden Northwest Aluminum, Inc. since May 2005. Golden Northwest Aluminum, Inc. filed for chapter 11 protection on November 10, 2004.

Prior to forming PIRINATE, Mr. Davis served as President, Vice-Chairman and Director of Emerson Radio Corp, and CEO and Vice-Chairman of Sport Supply Group, Inc. Mr. Davis began his career as an attorney and international negotiator with Exxon Corp. and Standard Oil Company (Indiana) and as a partner in two Texas-based law firms where he specialized in corporate/securities law, international transactions and restructuring advisory.

Mr. Davis currently serves as Chairman of the Board of Directors for Atlas Air Worldwide Holdings, Inc. and Foamex, Inc. Mr. Davis is also a director for Knology Broadband, Inc., American Commercial Lines, Inc., Footstar Inc., PRG Shultz International, Inc., Ion Media Networks, Inc., Delta Air Lines, Inc. and Viskase Companies Inc. Mr. Davis is a former director of Metals USA, Inc.

Mr. Davis is a graduate of Columbia College and holds a Master of International Affairs from the School of International Affairs of Columbia University and a J.D. from Columbia Law School.

Name, Age and Business and Residential Address	Principal Occupation or Employment During the Last Five Years; Public Company Directorships

Daniel W. Dienst (Age 41) Business Address: c/o Metal Management Inc. 325 N. LaSalle Chicago, IL 60610

Mr. Dienst has served as the Chairman of the Board of Metal Management, Inc., one of the largest full service metals recyclers in the United States, since April 2003, as that company’s Chief Executive Officer since January 2004, as that company’s President since September 2004 and as a member of that company’s board since 2001. From May 2000 to January 2004, Mr. Dienst served as Managing Director of the Corporate and Leveraged Finance Group of CIBC World Markets Corp., a diversified global financial services firm. From January 1999 through April 2000, Mr. Dienst held various positions within CIBC World Markets, including Executive Director of the High Yield/Financial Restructuring Group. From October 1995 to March 1998, Mr. Dienst served in various capacities with Jefferies & Company, Inc., most recently as its Vice President, Corporate Finance/Restructurings. Mr. Dienst previously served as the non-executive Chairman of the Board of Metals USA, Inc.

Mr. Dienst is a graduate of Washington University and received a J.D. from The Brooklyn Law School.

Richard Kochersperger (Age 57) Business Address: 4 Oak Knoll Drive Wallingford, PA 19086

Mr. Kochersperger is the Director of the Food Marketing Group, a virtual educational resource for the food industry. Previously, he was the Director of the Center for Food Marketing at Saint Joseph’s University and, until August 2007, Mr. Kochersperger will be Associate Professor at Saint Joseph’s University in the Food Marketing Department.

Mr. Kochersperger has designed and implemented Executive Education programs for several leading companies including Albertsons/ACME, Tengelmann, A&P, Ferrero, Fleming, McCormick and the USDA Cochran Fellowship. He is the author of several books on Food Logistics and he produces the Annual Food Industry Logistics Benchmark for Food Distributors International.

Mr. Kochersperger holds a Master of Science, Food Business Management from Cornell University and a Bachelor of Science, Food Business from the University of Delaware.

Name, Age and Business and Residential Address	Principal Occupation or Employment During the Last Five Years; Public Company Directorships

Larry J. Liebovich (Age 58) Business Address: W3684 Maple Lane Lake Geneva, WI 53147

Mr. Liebovich retired in 2005 from Liebovich Steel & Aluminum after 33 years of service. Currently, Mr. Liebovich serves on the Board of Directors of a private service center company, is a freelance consultant and is the author of “Metal Distribution My Way”.

Mr. Liebovich received a B.S. Degree from Northern Illinois University in 1972 in Industrial Technology. After working in every area of the company, Mr. Liebovich became President of Liebovich Steel & Aluminum Company in 1984. Mr. Liebovich served on the Board of Directors of the Metal Service Center Institute from 1984 until 2004 and was President of the Chicago Chapter from 2000 to 2002. Mr. Liebovich was the co-founder of North American Steel Alliance and served on its Board of Directors from 1996 to 2003 and as Chairman from 1996 to 1999.

Gerald Morris (Age: 74) Business Address: Intalite International N.V. 437 Madison Avenue, 39th Floor New York, NY 10022

Mr. Morris has served as President and Chief Executive Officer of Intalite International N.V., a diversified holding company with investments primarily in the metals fabrication industry, for over 30 years.

Mr. Morris is also a director of Metal Management, Inc and is a former director of Metals USA, Inc.

Mr. Morris earned his B.A. from the University of Connecticut. Mr. Morris is a certified public accountant.

Allen Ritchie (Age: 49) Business Address: 3236 Rockledge Road Birmingham, AL 35213

Mr. Ritchie is currently Senior Vice President and Chief Financial Officer of Altec Industries, Inc., a privately-held provider of equipment and services to the electric utility, telecommunications and contractor markets. The company provides products and services in over 100 countries around the world. From August 2001 until November 2006, he was Executive vice President and Chief Financial Officer of Protective Life Corporation. Before joining Protective Life, Mr. Ritchie held a number of senior management roles with AGCO Corporation from 1991 to 1997 and Per-Se Technologies, Inc. from 1998 to 2000.

Mr. Ritchie earned his B.S. in Accounting from the University of Alabama.

None of the HCP Nominees has carried on an occupation or employment, during the past five years, with the Company or any corporation or organization which is or was a parent, subsidiary or other affiliate of the

Company, and none of the HCP Nominees has ever served on the Company’s board of directors. No family relationships exist between any HCP Nominee and any director or executive officer of the Company.

Except as described in Annex A hereto, none of the HCP Nominees or any of their respective associates owns beneficially, directly or indirectly, or of record but not beneficially, any securities of the Company, or any parent or subsidiary of the Company and no HCP Nominee has purchased or sold any securities of the Company within the last two years.

The HCP Funds urge you to vote “FOR” the election of Keith E. Butler, Eugene I. Davis, Daniel W. Dienst, Richard Kochersperger, Larry J. Liebovich, Gerald Morris and Allen Ritchie on the GREEN proxy card.

Other Information About the HCP Nominees and the HCP Funds

The HCP Nominees stand committed to pursuing and implementing strategies for enhancing stockholder value and restoring public confidence and support in the Company. However, there can be no assurance that the actions the HCP Nominees intend to take will be implemented if they are elected or that the election of the HCP Nominees will improve the Company’s business or prospects or otherwise enhance stockholder value. Your vote to elect the HCP Nominees does not constitute a vote in favor of any value-enhancing plans of the HCP Funds for the Company. Neither the HCP Funds nor, to the knowledge of the HCP Funds, any other person on behalf of the HCP Funds has made or undertaken any analysis or reports as to whether stockholder value will be maximized as a result of the solicitation described in this proxy statement or obtained reports from consultants or other outside parties as to whether the proposals presented herein would have an effect on stockholder value. There can be no assurance that stockholder value will be maximized as a result of this solicitation or the election of the HCP Funds Nominees.

According to the Company’s public filings, under the Company’s Directors’ Compensation Plan, non-employee directors receive an annual base fee of $120,000, consisting of $60,000 in stock and $60,000 in cash for their term of office, which is the approximately 12-month period commencing on the first day of the month following an Annual Meeting of Stockholders through the last day of the month in which the subsequent Annual Meeting of Stockholders occurs. The Company also pays non-employee directors $1,500 for attending a special Board meeting and $1,500 for attending a special committee meeting that is not held in connection with a regular or special Board meeting. The Chairs of the Compensation Committee and of the Nominating and Governance Committee each receive an additional annual fee of $6,000; the Audit Committee Chair receives an additional fee of $10,000 per year. No fees are paid for membership on the Executive Committee. Non-employee directors are reimbursed for actual expenses incurred for attending meetings. The Company pays the cash portion of the annual fee quarterly in arrears, prorating the quarterly payment if a director serves for part of a quarter. The non-employee directors can choose to receive all or any part of the $60,000 cash portion in whole shares of Company common stock. The Company pays the stock portion as restricted stock issued at the beginning of the director’s term, with a pro rata portion of those shares vesting at the end of each calendar quarter. The non-employee directors receive the same cash dividends on the restricted stock as do stockholders of Common Stock. If a director leaves the Board early, he or she forfeits any shares that are still restricted, unless the Nominating and Governance Committee of the Company’s board of directors approves vesting of any unvested shares. The non-employee directors can choose to defer payment of all or any portion of their fees into Common Stock equivalents with dividend equivalents or into a deferred cash account that earns interest at the prime rate in effect from time to time at JPMorgan Chase & Co. (or its successor). The Company pays the deferred amounts in a lump sum or quarterly installments over a period not to exceed 10 years (as the director chooses) after the director leaves the Company’s board of directors.

The Company pays the premiums on a business accident insurance policy insuring each director for up to $500,000. The Company maintains directors’ and officers’ insurance coverage for the directors of the Company. The Company also has entered into an indemnification agreement with each director to preserve the maximum protections provided by state corporation law and the Company’s By-Laws and to provide assurance to directors regarding future rights to indemnification. The HCP Funds expect that the HCP Nominees, if elected, will be indemnified for service as directors of the Company to the same extent indemnification is provided to the current directors of the Company under the Company’s Certificate of Incorporation and By-laws. The HCP Funds also believe that upon election, the HCP Nominees will be covered by the Company’s officer and director liability insurance.

The HCP Funds disclaim any responsibility for the accuracy of the foregoing information extracted from the Company’s public filings.

The HCP Nominees will not receive any compensation from the HCP Funds to serve as nominees for election or as a director, if elected, of the Company. The HCP Funds have agreed to indemnify the HCP Nominees against losses incurred in connection with their service as nominees for election as directors of the Company and in connection with the solicitation of proxies in respect thereof, to the extent that indemnification is not otherwise available, including from the Company. The HCP Funds have also agreed to reimburse the HCP Nominees for out-of-pocket expenses incurred in their capacity as nominees, including, without limitation, reimbursement for reasonable travel expenses. Each HCP Nominee has executed a written consent agreeing to be a nominee for election as a director of the Company, to be named as such in this proxy statement and to serve as a director if so elected.

Other than as set forth herein (including in Annex A hereto), none of the HCP Funds, the HCP Nominees, or any of their respective associates, has any arrangements or understandings with any person or persons with respect to any future employment by the Company or its affiliates or with respect to any future transactions to which the Company or any of its affiliates will or may be a party.

Other than as described herein (including in Annex A hereto), there are no arrangements or understandings between the HCP Nominees and any other party pursuant to which any such nominee was or is to be selected as a director or nominee.

There are no material proceedings in which the HCP Nominees or any of their associates is a party adverse to the Company or any of its subsidiaries, or material proceedings in which such nominee or any such associate has a material interest adverse to the Company or any of its subsidiaries.

Neither the HCP Nominees nor any of their associates has received any cash compensation, cash bonuses, deferred compensation, compensation pursuant to plans, or other compensation, from, or in respect of, services rendered on behalf of the Company.

During the last five years, and except as otherwise described herein or as would not be material to an evaluation of the ability or integrity of any such nominee to become a director of the Company:

(1)	no petition under the Federal bankruptcy laws or any state insolvency law has been filed by or against, and no receiver, fiscal agent or similar officer has been appointed by a court for the business or property of, any HCP Nominee, or any partnership in which any HCP Nominee was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

(2)	no HCP Nominee has been convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

(3)

no HCP Nominee has been the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining such person from, or otherwise limiting, the following activities:

(i)	acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment advisor, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

(ii)	engaging in any type of business practice; or

(iii)	engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws;

(4)	no HCP Nominee has been the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in paragraph (3)(i) above, or to be associated with persons engaged in any such activity;

(5)	no HCP Nominee has been found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission (the “SEC”) to have violated any Federal or State securities law, where the judgment in such civil action or finding by the SEC has not been subsequently reversed, suspended or vacated; and

6)	no HCP Nominee has been found by a court of competent jurisdiction in a civil action or by the Commodities Futures Trading Commission to have violated any Federal commodities law, where the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated.

None of the HCP nominees is a current or former officer of the Company and none of the HCP nominees was an employee of the Company during fiscal year 2006. During fiscal year 2006, no executive officer of the Company served as a member of the compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity of which any HCP Nominee was an executive officer.

The corporate governance guidelines of the Company, which are available on the Company’s website at www.ryerson.com, provide that determinations of independence are the responsibility of the Board. However, based on the standards of independence set forth in such guidelines, the HCP Funds have no knowledge of any facts that would prevent the Company’s board of directors from determining that each of the HCP Nominees is independent.

The HCP Funds do not expect that any of the HCP Nominees will be unable to stand for election, but, in the event that such persons are unable to serve or for good cause will not serve, the shares represented by the enclosed GREEN proxy card will be voted for substitute nominees. In addition, the HCP Funds reserve the right to nominate substitute persons if the Company makes or announces any changes to its By-laws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any of the HCP Nominees. In any such case, shares of stock represented by the enclosed GREEN proxy card will be voted for such substitute nominees. The HCP Funds reserve the right to nominate additional persons if the Company increases the size of the board of directors above its existing size. Additional nominations made pursuant to the preceding sentence are without prejudice to the position of the HCP Funds that any attempt to increase the size of the Company’s board of directors or disqualify any of the HCP Nominees through By-law amendments or otherwise constitutes unlawful manipulation of the Company’s corporate machinery.

The HCP Funds urge you to vote “FOR” the election of each of the HCP Nominees.

PROPOSAL 2: RATIFICATION OF SELECTION OF INDEPENDENT ACCOUNTING FIRM

According to the Ryerson Proxy Statement, the Audit Committee of the Company’s board of directors has appointed Ernst & Young LLP to audit the Company’s financial statements for 2007. The Company is asking you to ratify that appointment. According to the Ryerson Proxy Statement, the Audit Committee is directly responsible to appoint the Company’s independent registered public accounting firm and its appointment of Ernst & Young will not be affected by the outcome of the vote. However, according to the Ryerson Proxy Statement, the Audit Committee will consider the voting results when selecting the Company’s independent registered public accounting firm for 2008. For more information regarding this proposal, see the Ryerson Proxy Statement.

If you return a signed GREEN proxy card without providing voting instructions, your shares will be voted in favor of ratifying the selection of Ernst & Young LLP as the Company’s independent registered public accounting firm for 2007.

The HCP Funds recommend that you vote “FOR” this proposal.

PROPOSAL 3: APPROVAL OF THE RYERSON ANNUAL INCENTIVE PLAN

The Compensation Committee of the Board of Directors administers the Ryerson Annual Incentive Plan, a short-term incentive compensation plan. The Company is asking you to approve the Plan’s performance measures in order to qualify incentive payments made under the Plan as deductible for Federal income tax purposes for tax years commencing January 1, 2008. For more information regarding this proposal, see the Ryerson Proxy Statement.

If you return a signed GREEN proxy card without providing voting instructions, your shares will be voted in favor of approval of the Ryerson Annual Incentive Plan, in order to qualify performance-based compensation under the Plan as tax-deductible by the Company.

The HCP Funds recommend that you vote “FOR” this proposal.

PROPOSAL 4: THE HCP FUNDS’ PROPOSAL

TO REPEAL CERTAIN AMENDMENTS TO THE COMPANY’S BY-LAWS

The HCP Funds have proposed the following action at the 2007 Annual Meeting:

Proposal:	To present a resolution for approval and adoption by the stockholders of the Company to repeal each provision or amendment of the Company’s By-laws adopted by the Company’s board of directors without the approval of the Company’s stockholders subsequent to January 1, 2006 (purportedly the last date of reported changes) and prior to the approval of such resolution. Based on publicly available information, no amendments to the By-laws after January 1, 2006 and prior to the date of this proxy statement have been publicly disclosed. The text of the resolution is set forth on Annex B attached hereto.

Purpose:	The proposal is being brought before the 2007 Annual Meeting pursuant to Section 109 of the Delaware General Corporation Law, which empowers stockholders to adopt, amend or repeal By-laws. The HCP Funds Proposal is intended to deter the current members of the board of directors from amending the Company’s By-laws in a manner that would create obstacles to the election of the HCP Nominees as a majority of the Board. The HCP Funds may be deemed to have an interest in the proposals insofar as adoption of the proposals may facilitate the election of the HCP Nominees.

The adoption of this Proposal could result in the repeal of certain provisions of the Company’s By-laws which may be in the best interest of Company stockholders. In the HCP Funds’ view, however, such a possibility is unlikely because the HCP Funds believes that the Company’s incumbent board of directors has failed to act in the best interest of the Company’s stockholders with respect to the operation of the business. If the Company’s incumbent board of directors adopts any material amendments to the Company’s By-laws that would be subject to repeal under this proposal and such amendments are made available to the HCP Funds or the general public sufficiently in advance of the 2007 Annual Meeting, the HCP Funds will provide you with additional materials regarding such amendments.

According to the Company’s Proxy Statement, the Company’s Board of Directors is recommending that stockholders vote against this proposal, because no provisions of or amendments to the Company’s By-laws have been adopted by the board of directors without the approval of the Company’s stockholders subsequent to January 1, 2006. The HCP Funds urge you to vote “FOR” this proposal, as the incumbent board of directors may amend the Company’s By-laws at any time prior to August, 23, 2007, the date of the 2007 Annual Meeting.

If you return a signed GREEN proxy card without providing voting instructions, your shares will be voted in favor of the proposal to approve and adopt a binding resolution to repeal each provision or amendment of the Company’s By-laws adopted by the Company’s board of directors without the approval of the Company’s stockholders subsequent to January 1, 2006 (purportedly the last date of reported changes) and prior to the approval of such resolution.

The HCP Funds urge you to vote “FOR” this proposal.

PROPOSAL 5: THE HCP FUNDS’ PROPOSAL

TO FIX THE NUMBER OF DIRECTORS OF THE COMPANY

The HCP Funds have proposed the following action at the 2007 Annual Meeting:

Proposal:	To present a resolution for approval and adoption by the stockholders of the Company to amend the Company’s By-laws to provide that the Company’s board of directors shall consist of not fewer than six (6) directors nor more than ten (10) directors. The text of the resolution is set forth on Annex B attached hereto.

Purpose:	The proposal is being brought before the 2007 Annual Meeting pursuant to Section 109 of the Delaware General Corporation Law, which empowers stockholders to amend or repeal By-laws. The Proposal is intended to deter the current members of the Board from changing the size of the Company’s Board of Directors in a manner that would create obstacles to the election of the HCP Nominees as a majority of the Board. The HCP Funds may be deemed to have an interest in the proposals insofar as adoption of the proposals may facilitate the election of the HCP Nominees.

According to the Company’s Proxy Statement, the Company’s Board of Directors is recommending that stockholders vote against this proposal because it believes that retaining the ability to add up to two additional directors to the Board, if appropriate, is in the best interests of the Company and its stockholders. However, the HCP Funds urge you to vote “FOR” this proposal in order to ensure that the HCP Nominees will constitute a majority of the Company’s board of directors and that the existing management and Board members are not able to avoid this outcome by increasing the size of the Board.

If you return a signed GREEN proxy card without providing voting instructions, your shares will be voted in favor of the proposal to approve and adopt a binding resolution to amend the Company’s By-laws to provide that the Company’s board of directors shall consist of not fewer than six (6) directors nor more than ten (10) directors.

The HCP Funds urge you to vote “FOR” this proposal.

OTHER MATTERS

Except for the matters discussed above, the participants in the solicitation of proxies described in this proxy statement know of no other matters to be presented at the 2007 Annual Meeting. If any other matters should properly come before the 2007 Annual Meeting, it is intended that the persons named on the enclosed GREEN proxy card will vote those proxies on such other matters in accordance with such persons’ sole discretion.

SOLICITATION OF PROXIES

In connection with the solicitation of proxies by the HCP Funds and certain of its affiliates and associates for use at the 2007 Annual Meeting, proxies may be solicited by mail, facsimile, telephone, telegraph, electronic mail, in person and by advertisements. The HCP Nominees may make solicitations of proxies but will not receive compensation for acting as nominees. Solicitations may be made by certain directors, officers, members and employees of the HCP Funds, none of whom will receive additional compensation for such solicitation.

None of the HCP Nominees has individually retained any person to provide proxy solicitation or advisory services in connection with the solicitation. The HCP Funds have retained Innisfree M&A Incorporated for solicitation and advisory services in connection with the solicitation, for which Innisfree is to receive a fee of $175,000, an additional fee of $25,000 if any of the HCP Nominees are elected to the Company’s Board of Directors and constitute a majority thereof, and an additional fee of $50,000 if a substantial portion of the HCP Funds’ expenses are reimbursed by the Company. In addition, Innisfree will be reimbursed for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses. Innisfree will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. The HCP Funds will request banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares of the Company’s stock they hold of record. The HCP Funds will reimburse these record holders for their reasonable out-of-pocket expenses in so doing. It is anticipated that Innisfree will employ approximately 50 persons to solicit the Company’s stockholders for the 2007 Annual Meeting.

The entire expense of soliciting proxies is being borne by the HCP Funds. The HCP Funds intend to seek reimbursement of the costs of this solicitation from the Company and do not expect to submit such reimbursement to a vote of stockholders. The costs of this solicitation of proxies, and other costs specifically related to this solicitation, are currently estimated to be approximately $[            ]. The HCP Funds estimate that through the date hereof, its total expenditures to date for, in furtherance of, or in connection with, this solicitation are approximately $[            ].

ADDITIONAL INFORMATION

The information concerning the Company contained in this proxy statement and the Annexes attached hereto has been taken from, or is based upon, publicly available information. Although the participants in the solicitation of proxies described in this proxy statement do not have any information that would indicate that any information contained in this proxy statement concerning the Company is inaccurate or incomplete, the participants do not take any responsibility for the accuracy or completeness of such information.

Please refer to the Ryerson Proxy Statement and annual report for certain information and disclosure required by applicable law. This information and disclosure includes, among other things, securities of the Company held by the Company’s directors, nominees, management and 5% stockholders, certain biographical information on the Company’s directors and executive officers, information concerning executive compensation, information concerning the Company’s procedures for nominating directors, information concerning the committees of the Company’s board of directors and other information concerning the Company’s board of directors, and procedures for submitting proposals for inclusion in the Company’s proxy statement at the next annual meeting. Information concerning the date by which proposals of security holders intended to be presented at the next Annual Meeting of Stockholders must be received by the Company for inclusion in the Company’s proxy statement and form of proxy for that meeting is also contained in Ryerson’s Proxy Statement. This information is contained in Ryerson’s public filings and Ryerson stockholders should refer to the Ryerson Proxy Statement and its other public filings in order to review this disclosure. The participants in the solicitation of proxies described in this proxy statement take no responsibility for the accuracy or completeness of such information.

[            ], 2007

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

ANNEX A

INFORMATION CONCERNING THE PARTICIPANTS

The Harbinger Persons and the HCP Nominees comprise the “participants” in the solicitation of proxies from the Company’s stockholders to vote in favor of the election of the HCP Nominees to serve on the Company’s board of directors and the approval of the proposals described in this proxy statement. The Master Fund, a Cayman Islands corporation, is an investment fund with its principal business and record address at c/o International Fund Services (Ireland) Limited, Third Floor, Bishop’s Square, Redmond’s Hill, Dublin 2, Ireland. The Special Fund, a Delaware limited partnership, is an investment fund with its principal business address at 555 Madison Avenue, 16th Floor, New York, New York 10022. The address of the Special Fund in the records of the Company is One Riverchase Parkway South, Birmingham, Alabama 35244.

Each of Harbinger Management, HMC Investors and HCPSS is a Delaware limited liability company. The Special Fund is a Delaware limited partnership. HMC is an Alabama corporation. HMCNY is a New York corporation. Each of Philip Falcone, Raymond J. Harbert and Michael D. Luce is a United States citizen. The principal business address for each of the Special Fund, HCPSS, HMCNY and Philip Falcone is 555 Madison Avenue, 16th Floor, New York, New York 10022. The principal business address for each of Harbinger Management, HMC Investors, HMC, Raymond J. Harbert and Michael D. Luce is One Riverchase Parkway South, Birmingham, Alabama 35244.

Except as described herein, none of the Harbinger Persons or the HCP Nominees beneficially own any securities of the Company or have any personal ownership interest, direct or indirect, in any securities of the Company.

The HCP Nominees may be deemed to have an interest in their nominations for election to the board of directors by virtue of compensation the HCP Nominees will receive from the Company as directors, if elected to the board of directors.

During the past ten years, none of the Harbinger Persons or the HCP Nominees has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Except as described herein or in the proxy statement, none of the Harbinger Persons or the HCP Nominees is, or has been within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profit, or the giving or withholding of proxies.

Except as described herein or in the proxy statement, none of the Harbinger Persons or the HCP Nominees is the record or beneficial owner of any securities of the Company, or any parent or subsidiary of the Company.

None of the Harbinger Persons, any HCP Nominee or any of their respective associates or immediate family members have had or will have a direct or indirect material interest in any transaction since the beginning of the Company’s last fiscal year or any currently proposed transactions to which the Company or any of its subsidiaries was or is to be a participant in which the amount involved exceeds $120,000.

On December 27, 2006, the Special Fund caused 1,000 shares of Common Stock beneficially owned by the Special Fund to be registered in the name of the Special Fund and on December 29, 2006 the Master Fund caused 1,000 shares of Common Stock beneficially owned by the Master Fund to be registered in the name of the Master Fund. The remainder of the shares of Common Stock owned by the HCP Funds are held in street name.

The Master Fund and the Special Fund have entered into total return swap agreements (cash settlement) relating to the Common Stock. These swap agreements have the effect of increasing or decreasing the Harbinger Persons’ economic exposure to the Common Stock without conferring voting or dispositive power over the notional number of shares referred to in such agreements. The Master Fund and the Special Fund have changed, and may from time to time change, the notional number of shares referred to in such agreements.

Other than as set forth herein, none of the Harbinger Persons or the HCP Nominees has effected any transactions in any securities of the Company in the last two years.

Annex A-1

On April 30, 2007, Larry Liebovich purchased 100 shares of Common Stock for $42.71 per share and, on May 17, 2007, Mr. Liebovich sold 99 of such shares for $38.49 per share. Such shares were purchased and sold through brokerage transactions and held in street name.

Transactions by Master Fund

Date of Transaction	Number of Shares of Common Stock Purchased/(Sold)	Price Per Share
9/12/06	29,400	20.13
9/12/06	136,000	20.07	1
9/13/06	206,300	20.89
9/14/06	50,000	21.18
9/14/06	165,200	21.25
9/15/06	133,900	21.67
9/15/06	139,317	21.63
9/18/06	57,700	21.72
9/19/06	150,000	21.56
9/19/06	175,000	21.54
9/20/06	57,183	21.84
11/06/06	(35,700)	25.10
11/17/06	100,000	21.25
11/20/06	135,700	21.46
11/21/06	110,000	21.84
11/22/06	85,000	21.94
11/24/06	70,000	21.83
11/27/06	125,000	21.39
11/28/06	102,600	21.33
11/29/06	75,000	22.01
11/30/06	111,916	22.22
12/01/06	150,000	22.22
12/04/06	145,448	23.19
12/04/06	25,036	22.97

Transactions by Special Fund

Date of Transaction	Number of Shares of Common Stock Purchased/(Sold)	Price Per Share
12/07/06	45,055	23.53
12/08/06	4,945	23.49

Annex A-2

ANNEX B

RESOLUTION TO REPEAL CERTAIN PROVISIONS OF OR AMENDMENTS TO THE COMPANY’S BY-LAWS

Following is the text of the resolutions to be presented for adoption by the stockholders of the Company at the 2007 Annual Meeting:

“RESOLVED, that each provision or amendment of the By-laws of Ryerson Inc. (the “Company”) adopted by the Company’s Board of Directors without the approval of the Company’s stockholders subsequent to January 1, 2006 (purportedly the last date of reported changes) and prior to the approval of this resolution be, and they hereby are, repealed, effective as of the time this resolution is approved by the Company’s stockholders.”

“RESOLVED, that Section 2 of Article III of the By-laws of the Company be amended to provide that the Board of Directors of the Company shall consist of not fewer than six (6) Directors nor more than ten (10) Directors.”

Annex B-1

IMPORTANT

Tell your board of directors what you think! Your vote is important. No matter how many shares of the Company’s stock you own, please give the HCP Funds your proxy at the 2007 Annual Meeting to vote: (1) “FOR” the election of the HCP Nominees, (2) “FOR” the Company’s proposal to ratify the selection of Ernst & Young LLP as the Company’s independent registered public accounting firm for 2007, (3) “FOR” the Company’s proposal to approve the Ryerson Annual Incentive Plan to qualify performance-based compensation under the Plan as tax-deductible by the Company, (4) “FOR” the approval and adoption of a binding resolution to repeal each provision or amendment of the Company’s By-laws adopted by the Company’s board of directors without the approval of the Company’s stockholders subsequent to January 1, 2006 (purportedly the last date of reported changes) and prior to the approval of such resolution and (5) “FOR” the approval and adoption of a binding resolution to amend the Company’s By-laws to provide that the Company’s board of directors shall consist of not fewer than six (6) directors nor more than ten (10) directors.

If any of your shares are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such shares of Common Stock. Accordingly, please vote your shares according to the voting instructions provided by your nominee or contact the person responsible for your account and instruct that person to execute the GREEN proxy card representing your shares. The HCP Funds urges you to confirm in writing your instructions to the HCP Funds in care of the address provided below so that the HCP Funds will be aware of all instructions given and can attempt to ensure that such instructions are followed.

If you would like additional copies of this document, would like to ask any additional questions, or need assistance voting your GREEN proxy card, please contact our proxy solicitor:

INNISFREE M&A INCORPORATED

501 MADISON AVENUE, 20TH FLOOR

NEW YORK, NEW YORK 10022

CALL TOLL FREE: (888) 750-5834

OR

BANKS AND BROKERS CALL COLLECT: (212) 750-5833

PRELIMINARY COPY

SUBJECT TO COMPLETION, DATED JULY 5, 2007

PROXY SOLICITED BY

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD. AND

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P. (THE “HCP FUNDS”)

YOUR VOTE IS VERY IMPORTANT

Please take a moment now to vote your shares of Ryerson Inc. stock for the upcoming Annual Meeting of Stockholders

YOU CAN VOTE TODAY IN ONE OF THREE WAYS

1.	Vote by Telephone—Call toll-free from the U.S. or Canada at 1-866-287-9714 on a touch-tone telephone. If outside the U.S. or Canada, call 1-215-521-1343. Please follow the simple instructions provided. You will be required to provide the unique control number printed below.

2.	Vote by Internet—Please access https://www.proxyvotenow.com/ryid, and follow the simple instructions provided. Please note you must type an “s” after http. You will be required to provide the unique control number printed below.

CONTROL NUMBER:

You may vote by telephone or Internet 24 hours a day, 7 days a week. Your telephone or Internet vote authorizes the named proxies to vote your shares in the same manner as if you had executed a proxy card.

3.	Vote by Mail—If you do not have access to a touch-tone telephone or to the Internet or wish to vote by mail, please sign, date and return the proxy card in the envelope provided, or mail to: HCP Funds, c/o Innisfree M&A Incorporated, FDR Station, P.O. Box 5155, New York, NY 10150-5155.

TO VOTE BY MAIL, PLEASE DETACH PROXY CARD HERE AND RETURN IN THE ENVELOPE PROVIDED

GREEN PROXY

PLEASE MARK

VOTES AS IN THIS EXAMPLE

THE HCP FUNDS RECOMMEND A VOTE FOR THE ELECTION OF ITS NOMINEES AND FOR PROPOSALS 2, 3, 4 AND 5

Proposal 1: To elect the HCP Fund nominees, Keith E. Butler, Eugene I. Davis, Daniel W. Dienst, Richard Kochersperger, Larry J. Liebovich, Gerald Morris and Allen Ritchie as directors. If elected, such nominees will constitute seven out of ten members of the Ryerson Inc. Board of Directors.

☐ FOR ALL

☐ WITHHOLD FROM ALL

☐ FOR ALL EXCEPT

INSTRUCTION: To withhold authority to vote for any individual nominee(s), mark the “FOR ALL EXCEPT” box and write the name(s) of the nominee(s) you do not support on the line below. Your shares will be voted for the remaining nominee(s).

                                                                                                                                           .

Proposal 2: Proposal of the Ryerson Inc. Board of Directors to ratify the selection of Ernst & Young LLP as the Company’s independent registered public accounting firm for 2007	FOR [_] AGAINST [_] ABSTAIN [_]

Proposal 3: Proposal of the Ryerson Inc. Board of Directors to approve the Ryerson Annual Incentive Plan to qualify performance-based compensation under the Plan as tax-deductible by the Company	FOR [_] AGAINST [_] ABSTAIN [_]

Proposal 4: Proposal of the HCP Funds to repeal
provisions in the Company’s By-laws that were adopted
after January 1, 2006 (purportedly the last date of
reported changes) and prior to the approval and adoption
of this Proposal 4	FOR [_] AGAINST [_] ABSTAIN [_]

Proposal 5: Proposal of the HCP Funds to amend the Company’s By-laws to provide that the Company’s board of directors shall consist of not fewer than six (6) directors nor more than ten (10) directors	FOR [_] AGAINST [_] ABSTAIN [_]

To vote in their discretion on all other matters as may
properly come before the annual meeting, including any
motion to adjourn or postpone the meeting or other
matters incidental to the conduct of the meeting.

Date:                                                     , 2007

Signature

Signature (if held jointly)

Title(s), if any

Please sign exactly as your name(s) appear hereon. If shares are issued in the name of two or more persons, all such persons should sign the proxy. A proxy executed by a corporation or other company should be signed in its name by its authorized officers. Executors, administrators, trustees and partners should indicate their positions when signing.

PLEASE SEE REVERSE SIDE FOR

THREE EASY WAYS TO VOTE!

TO VOTE BY MAIL, PLEASE DETACH PROXY CARD HERE AND RETURN IN THE ENVELOPE PROVIDED

GREEN PROXY CARD

RYERSON INC.

2007 ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD. AND

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

The undersigned appoints and constitutes Lawrence M. Clark, Jr., John McCullough and Ritwik Chatterjee, and each of them, as proxies, with full power of substitution, to represent the undersigned at the Annual Meeting of Stockholders of Ryerson Inc., a Delaware corporation (the “Company”), to be held at the Conrad Hotel, 521 N. Rush Street, Chicago, Illinois, on August 23, 2007, at 8:00a.m. Central Time, and at any adjournment, postponement or any special meeting that may be called in lieu thereof (the “2007 Annual Meeting”), hereby revoking any proxies previously given, to vote all shares of common stock of the Company held or owned by the undersigned as directed below, and in their discretion upon such other matters as may come before the meeting. IF YOU RETURN A VALIDLY EXECUTED PROXY CARD, AND DO NOT PROVIDE DIRECTION ON A PROPOSAL, YOUR SHARES WILL BE VOTED “FOR” ANY SUCH PROPOSAL

YOUR VOTE IS VERY IMPORTANT – PLEASE VOTE YOUR PROXY TODAY

(Continued and to be signed on the reverse side)